EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

dated as of

November 15, 2002

Between

NAPSTER, INC.,

NAPSTER MUSIC COMPANY, INC.,

NAPSTER MOBILE COMPANY, INC.

AND

ROXIO, INC

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TABLE OF CONTENTS
(continued)

		Page
Section 4.6	No Warranties	16
Section 4.7	Actions and Proceedings, etc	16

ARTICLE 5

COVENANTS OF SELLERS

Section 5.1	Conduct of the Intended Business	17
Section 5.2	Access to Information; Assistance	17
Section 5.3	Notices of Certain Events	18
Section 5.4	Bankruptcy Court Approval	18
Section 5.5	Permits	19
Section 5.6	Cure Amounts	19
Section 5.7	Name Changes	19

ARTICLE 6

COVENANTS OF BUYER

Section 6.1	Confidentiality	20
Section 6.2	No Additional Representations	20
Section 6.3	Supplemental Disclosure	21
Section 6.4	Assignment to Affiliate	21
Section 6.5	Buyer’s Cooperation	21
Section 6.6	Delivery of List of Assumed Contracts	21

ARTICLE 7

COVENANTS OF ALL PARTIES

Section 7.1	Commercially Reasonable Efforts; Further Assurances	20
Section 7.2	Certain Filings	22
Section 7.3	Public Announcements	22
Section 7.4	Post-Closing Access to Books and Records	22

ARTICLE 8

TAX MATTERS

Section 8.1	Tax Matters	22
Section 8.2	Tax Cooperation; Allocation of Taxes	23
Section 8.3	Transfer Taxes	24
Section 8.4	Tax Payments Made by Buyer	24

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TABLE OF CONTENTS (continued)
		Page

	ARTICLE 9

CONDITIONS TO CLOSING

Section 9.1	Conditions to Buyer’s Obligations	24
Section 9.2	Conditions to Obligation of Sellers	25
Section 9.3	Frustration of Conditions	26

ARTICLE 10

SURVIVAL

Section 10.1	Survival	26

ARTICLE 11

TERMINATION

Section 11.1	Grounds for Termination	26
Section 11.2	Effect of Termination	27

ARTICLE 12

MISCELLANEOUS

Section 12.1	Notices	27
Section 12.2	Amendments and Waivers	28
Section 12.3	Fees and Expenses	29
Section 12.4	Successors and Assigns	29
Section 12.5	Governing Law	29
Section 12.6	Counterparts; Effectiveness	29
Section 12.7	Entire Agreement; Third Party Beneficiaries	29
Section 12.8	Captions	29
Section 12.9	Severability	29
Section 12.10	Consent to Jurisdiction	30
Section 12.11	WAIVER OF JURY TRIAL	30

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ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT dated as of November 15, 2002 between Napster, Inc., a Delaware corporation (“Napster”), Napster Music Company, Inc., a Delaware corporation and a wholly-owned subsidiary of Napster (“Napster Music”), Napster Mobile Company, Inc., a Delaware corporation and a wholly-owned subsidiary of Napster (“Napster Mobile” and, together with Napster and Napster Music, the “Sellers”), and Roxio, Inc., a Delaware corporation (“Buyer”).

W I T N E S S E T H:

WHEREAS, on June 3, 2002 (the “Petition Date”), Sellers filed voluntary petitions for relief pursuant to chapter 11 of The Bankruptcy Reform Act of 1978, as codified in title 11 of the United States Code §§ 101-1330 (as amended, the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) and such case (the “Bankruptcy Case”) is presently pending under Case No. 02-11573 (PJW) (Jointly Administered);

WHEREAS, on October 2, 2002 the Bankruptcy Court entered an order appointing Hobart G. Truesdell as the Chapter 11 Trustee of the Sellers and their estates (the “Trustee”) pursuant to Section 1104 of the Bankruptcy Code; and

WHEREAS, subject to approval of the Bankruptcy Court, as set forth herein, Buyer desires to acquire from Sellers, and Sellers desire to sell, convey, transfer and assign to Buyer, the Purchased Assets (as defined below), together with certain obligations and liabilities, all in the manner and subject to the terms and conditions set forth herein and in accordance with Sections 363 and 365 and other applicable provisions of the Bankruptcy Code.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.1    Definitions.

(a) The following terms, as used herein, have the following meanings:

“Affiliate” of any Person shall mean any Person directly or indirectly controlling, controlled by, or under common control with, such Person; provided, that for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, membership or partnership interests, election or appointment of directors, by contract or otherwise.

“Agreement” means this Agreement and all exhibits and schedules attached hereto, as amended, consolidated, supplemented, novated or replaced by the parties from time to time, as the same may be amended from time to time.

“Allocation Statement” shall have the meaning given such term in Section 2.7.

“Apportioned Obligations” means all real property taxes, personal property taxes and similar ad valorem obligations levied with respect to the Purchased Assets for a taxable period which includes (but does not end on) the Closing Date.

“Assigned Intellectual Property” means any and all Intellectual Property Rights, which Debtors have been validly assigned and to which Debtors have obtained all right, title and interest, including but not limited to the Intellectual Property Rights subject to that certain Assignment of Technology Agreement, as amended, by and between Napster and John Fanning, which Intellectual Property Rights include without limitation domain names, trademarks, logos and trademark/patents, the internet domain name napster.net, and the Napster “cat” logo.

“Assumed Contracts” means Sellers’ Contracts identified on Schedule 2.1(a).

“Assumed Liabilities” shall have the meaning given such term in Section 2.3.

“Bankruptcy Case” shall have the meaning given to such term in the recitals to this Agreement.

“Bankruptcy Code” shall have the meaning given to such term in the recitals to this Agreement.

“Bankruptcy Court” shall have the meaning given to such term in the recitals to this Agreement.

“Books and Records” means all books of account and other financial records (including, without limitation, accountant’s work papers) pertaining to the Sellers’ Intended Business and the Purchased Assets.

“Breakup Fee” means the amount in cash equal to $200,000.

“business day” means any day, other than a Saturday, Sunday or a day on which banks located in New York City shall be authorized or required by law to close.

“Buyer” shall have the meaning given such term in the Preamble.

“Cash Amount” means an amount in cash equal to $5 million. The Cash Amount shall be increased by the Equipment Amount if Buyer elects to purchase the Equipment pursuant to Section 2.1(i).

“Closing” shall have the meaning given such term in Section 2.8.

“Closing Date” means the date on or as of which the Closing occurs.

“Consideration” shall have the meaning given such term in Section 2.6.

“Contracts” means all commitments, contracts, leases, licenses, agreements and understandings, written or oral, relating to the Sellers’ assets or the operations of the Sellers’ Intended Business to which any Seller is a party or by which it or any of such Seller’s assets are bound.

“Contracts Notice” shall have the meaning given to such term in Section 2.1(a).

“Cure Amount” shall have the meaning given such term in Section 5.6.

“Equipment” shall have the meaning given such term in Section 2.1(i)

“Equipment Amount” means $155,000.

“Excluded Assets” shall have the meaning given such term in Section 2.2.

“Excluded Contracts” means all contracts of the Sellers not identified on Schedule 2.1(a).

“Excluded Liabilities” shall have the meaning given such term in Section 2.4.

“Final Order” means an order or judgment entered and adopted by the Bankruptcy Court as to which (i) the time for appeal has expired and a notice of appeal has not been timely filed, or (ii) any appeal taken has been finally dismissed or determined and is not subject to further review.

“Governmental Entity” means any federal, state, county, municipal, local, foreign, international, regional, or other governmental authority or any court of competent jurisdiction, administrative agency or commission or other governmental authority, board, body or instrumentality, domestic or foreign.

“Intellectual Property Rights” means all patents, patent applications and other patent rights (including any divisions, continuations, continuations-in-part, requests for continued examinations, substitutions, or reissues and reexaminations thereof, whether or not any such applications are modified, withdrawn or resubmitted), trademarks, trade dress, service marks, corporate names, domain names, trade names, brand names, service marks, service names, mask works, assumed names, logos, inventions, trade secrets, designs, technology, know-how, processes, procedures, techniques, methods, inventions, proprietary data, formulae, research and development data, computer software programs and other intangible property, copyrights (including all variants thereof and any registration or applications for registration of any of the foregoing and non-registered copyrights), including all files, manuals, documentation and source and object codes related to any of the foregoing, or any other similar type of proprietary intellectual property right (whether or not patentable or subject to copyright, mask work or trade secret protection) and the Assigned Intellectual Property, in each case which is owned, licensed or used by any Seller.

“Intended Business” means the Sellers’ intended business of operating a legal secure online subscription service for the distribution and sharing of music and other content.

“IRC” means the Internal Revenue Code of 1986, as amended from time to time and the Treasury regulations promulgated and the rulings issued thereunder.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, easement, option, right of first refusal, right of first offer, right of first use or occupancy, indenture, deed of trust, right of way, tenancy, restriction on the use of real property, restriction upon voting or transfer, encroachment, license to a third party, lease to a third party, security agreement, security interest, encumbrance or other adverse claim, restriction or limitation of any kind in respect of such property or asset or irregularities in title thereto. For the purposes of this Agreement, a person shall be deemed to own subject to a Lien any property or asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“New DIP Loan” means the loan or loans made by the Buyer to the Sellers under that certain Loan Agreement, dated as of October 18, 2002, between the Buyer, as Lender, and the Sellers, as Borrowers, and approved by the Bankruptcy Court on November 1, 2002.

“Permitted Liens” means those liens set forth on Schedule 2.1.

“Person” means and includes any individual, partnership, association, joint venture, corporation, limited liability company, limited liability partnership, trust, trustee, any other entity or organization and any Government Entity.

“Petition Date” shall have the meaning given such term in the recitals to this Agreement.

“Post-Closing Tax Period” means the number of days of a Tax period after the Closing Date.

“Pre-Closing Tax Period” means any Tax period (or portion thereof) ending on or before the close of business on the Closing Date.

“Promissory Note” means that certain promissory note in the principal amount of up to $250,000 made by the Sellers and delivered to the Buyer under the New DIP Loan.

“Purchased Assets” shall have the meaning given such term in Section 2.1.

“Required Consents” shall have the meaning given such term in Section 3.4.

“Sale Motion” shall have the meaning given such term in Section 5.4(b).

“Sale Order” means an order issued by the Bankruptcy Court in a form reasonably satisfactory to the Buyer and substantially in the form attached hereto as Exhibit C, which shall approve the transactions contemplated by this Agreement.

“Sale Procedures Motion” shall have the meaning given such term in Section 5.4(a).

“Sale Procedures Order” shall have the meaning given such term in Section 5.4(a).

“Scheduled Intellectual Property” shall have the meaning given such term in Section 3.6(a).

“Sellers” shall have the meaning given such term in the Preamble.

“Tax” or “Taxes” means all taxes, assessments, charges, duties, fees, levies or other governmental charges including, without limitation, all federal, state, local, foreign and other net or gross income, gross receipts, alternative or add-on minimum tax, franchise, profits, capital gains, capital, transfer, sales, use, ad valorem, occupation, premium, property, excise, severance, environmental (including taxes under IRC section 59A) or windfall profits tax, stamp, license, payroll, employment, withholding and other taxes, assessments, charges, customs, duties, fees, levies or other governmental assessments or charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a return), all estimated taxes, deficiency assessments, additions to tax, penalties and interest, whether disputed or not.

“Trustee” shall have the meaning given such term in the recitals to this Agreement.

“Trustee’s Knowledge” means Trustee’s actual knowledge after undertaking reasonable diligence since the Trustee’s appointment and, with respect to the period prior to the Trustee’s appointment, such knowledge after having both interviewed the former chief financial officer of Napster, Carolyn Jensen and reviewed 1) pertinent documents identified as key documents in such interviews and 2) all documents filed in the Bankruptcy Case.

“Warrant” means the right and option granted by Roxio pursuant to the Warrant Agreement in substantially the form as attached hereto as Exhibit B, provided that the transferability provision of the Warrant Agreement shall not be revised without the consent of Buyer in its sole and absolute discretion, as part of the Consideration to the Sellers to acquire up to 100,000 shares of common stock of Roxio for a price equal to $3.124 per share, which is the average of closing stock prices for the twenty trading days preceding the day before the execution of this Agreement, and expiring on November 27, 2005.

“Warrant Agreement” means that certain Warrant Agreement, dated as of November 27, 2002, by and between Roxio and Napster.

ARTICLE 2
PURCHASE AND SALE

Section 2.1    Purchase and Sale.    Except as otherwise provided below, upon the terms and subject to the conditions of this Agreement, Buyer agrees to purchase from Sellers and Sellers agree to sell, transfer, convey, assign and deliver, or cause to be sold, transferred, conveyed, assigned and delivered, to Buyer at Closing, free and clear of all Liens, other than the Permitted Liens set forth on Schedule 2.1, all of Sellers’ right, title and interest in, to and under the assets, properties, contract rights and Intended Business as of the commencement of the Bankruptcy Case, of every kind and description, wherever located, real, personal or mixed, tangible or intangible, owned, held or used by the Sellers in the conduct of their Intended Business as the same shall exist on the Closing Date, other than the Excluded Assets, but including, without limitation, (a) all assets shown on Schedule B of the Schedule of Assets and Liabilities filed by each of the Sellers and Schedule 2.1 hereto and (b) all right, title and interest of Sellers in, to and under the following (collectively, the “Purchased Assets”):

(a)  all of Sellers’ right, title and interest in, to and under all of Sellers’ executory contracts and unexpired leases identified as an Assumed Contract on Schedule 2.1(a) or on a written notice provided by Buyer to Sellers at any time or from time to time prior to the Closing (the “Contracts Notice”). Any executory contracts or unexpired leases not identified as an assumed contract on Schedule 2.1(a) are referred to herein as the “Excluded Contracts”;

(b)  all of Sellers’ rights, title and interest in, to and under all Intellectual Property Rights owned, licensed or used by the Sellers (including the goodwill of the Intended Business in which any of the marks are used), including the items listed in Schedule 2.1(b);

(c)  except as provided in Section 2.2(i), all of Sellers’ right, claims, credits, causes of action or rights of setoff against third parties relating to the Purchased Assets, including, without limitation, unliquidated rights under manufacturers’ and vendors’ warranties and rebates;

(d)  all Books and Records, files and papers, whether in hard copy or computer format related to the Purchased Assets, including, without limitation, engineering information, sales and promotional literature, manuals and data, sales and purchase correspondence, lists of present and former suppliers, lists of present and former customers, personnel and employment records, and any information relating to Tax imposed on the Purchased Assets;

(e)  all computer software programs and data used in connection with the Purchased Assets;

(f)  all goodwill associated with the Purchased Assets, together with the right to represent to third parties that Buyer is the successor to the Intended Business operated by the Sellers;

(g)  any non-disclosure agreements entered into between any of the Sellers and any current or former employees or consultants or any other third parties to protect confidential information of Sellers;

(h)  any Intellectual Property Rights assignment agreements, including, without limitation, any agreements executed by employees or agents acknowledging the proprietary interest of Sellers in any Intellectual Property Rights; and

(i)  if Buyer notifies Seller on or before November 26, 2002, the Purchased Assets will include the equipment as identified on Schedule 2.1(i) (the “Equipment”) and the Cash Amount will be increased by the Equipment Amount.

Section 2.2    Excluded Assets.  Notwithstanding anything to the contrary herein or otherwise, Buyer expressly understands and agrees that the following assets and properties of Sellers (the “Excluded Assets”) shall be excluded from the Purchased Assets:

(a)  all of Sellers’ cash and cash equivalents on hand and in banks and security deposits, prepaid expenses and similar credit arrangements except for any deposits or prepaid amounts in respect of Assumed Contracts or other Purchased Assets;

(b)  insurance policies;

(c)  the Excluded Contracts;

(d)  bank accounts (to be identified by Sellers at least 5 business days prior to Closing) necessary to administer the estate and the related banking records and check stock;

(e)  capital stock of Sellers and agreements related thereto;

(f)  minute and stock books of Sellers and any other documents relating to the organization, maintenance and existence of Sellers as corporations;

(g)  all machinery, equipment, furniture, office equipment, communications equipment, vehicles, inventory, supplies and other, similar tangible property owned by the Sellers and not subject to any lease, except the Equipment, if any, Buyer elects to purchase;

(h)  Tax records; and

(i)  any rights, defenses, claims, demands, actions, deposits and causes of action that Sellers may have against any Person other than any such rights, defenses, claims, demands, actions, deposits or causes of action (x) against Buyer or its Affiliates or (y) related to or arising from a Purchased Asset, Assumed Contract or Assumed Liability. For the avoidance of doubt, Sellers retain all rights, claims and causes of action based on alleged antitrust, competition and related violations or theories against (i) the individuals and entities identified in Schedule 2.2(i), (ii) the parties to the copyright infringement actions identified under the category of “Pending Legal Actions, Suits and Proceedings” in Schedule 2.2(i) and (iii) any other record labels or music publishers.

Section 2.3    Assumption of Liabilities.  Upon the terms and subject to the conditions of this Agreement, at the Closing Buyer will assume only the following obligations of Sellers (the “Assumed Liabilities”), and no others: all liabilities and obligations of any Seller from and after the Closing Date under each Assumed Contract provided that the relevant Seller has arranged for the payment of the Cure Amount.

Section 2.4    Excluded Liabilities.  Notwithstanding any provision in this Agreement, Buyer is assuming only the Assumed Liabilities and is not assuming any other liability or obligation of any Seller (or any predecessor owner of all or part of such Seller’s business and assets) of whatever nature whether presently in existence or arising hereafter, including, without limitation, any liability for any claim, action, suit or proceeding pending against, or judgment against, any Seller (including the Purchased Assets) as of the Closing Date.

All such other liabilities and obligations shall be retained by and remain obligations and liabilities of such Seller (all such liabilities and obligations not being assumed being herein referred to as the “Excluded Liabilities”). Notwithstanding any provision is this Agreement or any other writing to the contrary, Excluded Liabilities include, without limitation:

(a)  any liability or obligation arising out of any action, suit, proceeding, or investigation pending or threatened as of, or arising out of or relating to any event or condition occurring or existing prior to, the Closing, including, without limitation, the items described in Schedule 3.7;

(b)  any liability or obligation arising out of or relating to any violation of any law, rule, regulation, judgment, injunction, order or decree occurring or arising out of or relating to any event or condition occurring or existing prior to the Closing;

(c)  any liability or obligation of any Seller, or any member of any consolidated, affiliated, combined or unitary group of which any Seller is or has been a member, for Taxes; provided that Apportioned Obligations shall be paid in the manner set forth in Section 8.2;

(d)  any liability or obligation for (i) all costs and expenses incurred or owed in connection with the administration of the Chapter 11 Case (including the U.S. Trustee fees, the fees and expenses of attorneys, accountants, financial advisors, consultants and other professionals retained by Sellers, the creditors’ committee, the postpetition lenders or the prepetition lenders incurred or owed in connection with the administration of the Chapter 11 Case) and (ii) all costs and expenses of Sellers in connection with the transactions contemplated under this Agreement, and any contracts related thereto;

(e)  any accounts payable of any Seller;

(f)  any liability or obligation for or relating to indebtedness for borrowed money;

(g)  any liability or obligation relating to an Excluded Asset;

(h)  any liabilities, commitments or obligations that arise (whether under the Assumed Contracts or otherwise) with respect to the Assets or the use thereof on or prior to the Closing Date or relate to periods on or prior to the Closing Date or are to be observed, paid, discharged or performed on or prior to the Closing Date (in each case, including any liabilities that result from, relate to or arise out of tort or other product liability claims);

(i)  any liability or obligation of any kind under any Contract that is not an Assumed Contract;

(j)  any liability or obligation for fraud, breach, misfeasance or under any other theory relating to any Seller’s conduct, performance or non-performance under any agreement; and

(k)  any liabilities set forth on Schedule 2.4.

Section 2.5    Assignment of Contracts and Rights.  Subject to the approval of the Bankruptcy Court and pursuant to the Sale Order, the Assumed Contracts will be assumed by Sellers and assigned to Buyer on the Closing Date under Section 365 of the Bankruptcy Code. All Assumed Contracts shall be assigned to and assumed by Buyer at Closing. Sellers and Buyer will use their commercially reasonable efforts (but without any payment of money by Sellers or Buyer) to obtain the consent of the other parties to any such Purchased Asset, Assumed Contract or any claim or right or any benefit arising thereunder for the assignment thereof to Buyer as Buyer may request. If such consent is not obtained, or if an attempted assignment thereof would be ineffective or would adversely affect the rights of Sellers thereunder so that Buyer would not in fact receive all such rights, Sellers and Buyer will cooperate in a mutually agreeable arrangement under which Buyer would, to the extent permitted by applicable law, obtain the benefits and assume the obligations thereunder in accordance with this Agreement. Sellers will, to the extent permitted by applicable law, promptly pay to Buyer when received all monies received by Sellers under any Purchased Asset, Assumed Contract or any claim or right or any benefit arising thereunder, except to the extent the same represents an Excluded Asset.

Section 2.6    Consideration.  The consideration for the Purchased Assets (the “Consideration”) consists of (i) the Cash Amount, (ii) the Cure Amount, (iii) the Warrant, (iv) forgiveness and discharge of the Sellers’ obligations to pay principal and interest under the Promissory Note and the New DIP Loan, and the (v) Assumed Liabilities. If Buyer elects to purchase the Equipment pursuant to Section 2.1(i) the Cash Amount shall be increased by the Equipment Amount. The Consideration shall be paid as provided in Section 2.8.

Section 2.7    Allocation.  Sellers and Buyer agree to allocate the Consideration in accordance with the allocation set forth on Schedule 2.7 hereto (the “Allocation Statement”). The Allocation Statement shall be delivered to the Sellers prior to the Closing, and shall be prepared in accordance with the methodology set forth in the IRC. Sellers and Buyer hereby undertake and agree to timely file any information that may be required to be filed pursuant to any treasury regulations promulgated under Section 1060(B) of the IRC. Neither Sellers nor Buyer shall file any tax return or other document or otherwise take any position for tax purposes that is inconsistent with the allocation determined pursuant to this Section 2.7 except as may be adjusted by subsequent agreement following an audit by the Internal Revenue Service or by court decision. Sellers and Buyer shall (i) be bound by the Allocation Statement and (ii) act in accordance with the Allocation Statement in the preparation, filing and audit of any Tax return (including, without limitation filing Form 8594 with its federal income Tax return for the taxable year that includes the Closing Date). Notwithstanding the foregoing, in no event shall the allocation determined pursuant to this Section 2.7 be binding upon Sellers in proceedings in the Bankruptcy Court with respect to any allocation for the distribution of the proceeds of the sale contemplated by this Agreement.

Section 2.8    Closing.  Subject to the terms and conditions of this Agreement, the sales and purchases of the Purchased Assets, the assignments of the Assumed Contracts and the assumptions of the Assumed Liabilities contemplated hereby shall take place at a closing (the “Closing”) to be held at the offices of Walker, Truesdell, Radick & Associates, 380 Lexington Avenue, Suite 1514, New York, New York 10168, or at such other location as the parties hereto shall agree in writing, at 11:00 A.M., as soon as practicable, but in any event on the later to occur of (i) the date on which the conditions to Closing set forth in Article 9 shall have been satisfied or waived and (ii) the first business day following the day that is ten (10) days after the entry of the Sale Order and after the Sale Order has become a Final Order, or at such other time or place as Buyer and Sellers may agree in writing.

(a)  Buyer shall deliver to Sellers the Cash Amount in immediately available funds by wire transfer to an account of Sellers with a bank in the United States designated by Sellers, by notice to Buyer, which notice shall be delivered not later than two business days prior to the date of the Closing (the “Closing Date”) (or if not so designated, then by certified or official bank check payable in immediately available funds to the order of Sellers in such amount).

(b)  Buyer shall deliver to Sellers the Warrant not later than the date of Closing.

(c)  Sellers shall deliver to Buyer such deeds, bills of sale, assignments and other instruments of conveyance reasonably requested by Buyer to vest in Buyer all of Sellers’ right, title and interest in, to and under the Purchased Assets.

(d)  Sellers and Buyer shall enter into an Assignment and Assumption Agreement substantially in the form attached hereto as Exhibit A.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF SELLERS

Subject to the entry of the Sale Order, Sellers, by and through the Trustee solely in his capacity as the Trustee and without personal liability, jointly and severally hereby represent and warrant to Buyer as follows:

Section 3.1    Organization and Standing; Authority.  Each Seller is a corporation validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to enter into this Agreement and the transactions contemplated thereunder. Each Seller has heretofore delivered to Buyer true and complete copies of the certificate of incorporation and bylaws of such Seller as currently in effect. Subject to approval of this Agreement by the Bankruptcy Court, each Seller has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. Subject to approval by the Bankruptcy Court, (a) all corporate acts and other proceedings required to be taken by each Seller to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and properly taken and (b) this Agreement has been duly executed and delivered by each Seller and constitutes a legal, valid and binding obligation of each Seller, enforceable against each Seller in accordance with its terms.

Section 3.2    No Conflicts; Consents.

(a)  Except as set forth in Schedule 3.2(a) or as excused by the Bankruptcy Code, the execution and delivery of this Agreement by Sellers do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, modification or acceleration of any obligation under, or loss of a benefit relating to the Purchased Assets under, or result in the creation of any Lien (other than any Permitted Lien) upon any of the Purchased Assets under, any provision of (i) the certificate of incorporation or bylaws of any Seller or other comparable governing instruments of Sellers, as the case may be, or the comparable governing instruments of any subsidiary of Sellers, (ii) assuming the obtaining of all of the Required Consents, any loan or credit agreement, note, bond, mortgage, indenture, lien, lease or any other contract, agreement, instrument, permit, commitment, concession, franchise or license applicable to the Sellers or any of their subsidiaries or their respective properties or assets or the Purchased Assets or (iii) any judgment, injunction, order or decree, or statute, law, ordinance, rule or regulation applicable to Sellers or their assets.

(b)  No material consent, approval, grant, concession, agreement, franchise, license, permit, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to any Seller in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (i) compliance with any notices, motions, orders or approvals required by the Bankruptcy Court or the Bankruptcy Code and the rules thereunder, (ii) those set forth on Schedule 3.2(a) and (iii) those that may be required solely by reason of Buyer’s participation in the transactions contemplated hereby.

Section 3.3    Sufficiency of and Title to the Purchased Assets.  As of the Closing Date, Sellers have good and marketable title to each of the Purchased Assets that is owned by any of the Sellers, and valid leasehold interests in each of the Purchased Assets that is leased by any of the Sellers. The Purchased Assets, taken as a whole, constitute all the properties, assets and rights related to the Intended Business. Each of the Purchased Assets: (i) as of the Closing Date is free and clear of all Liens, except the Permitted Liens; (ii) as of the Closing Date is not subject to any pending actions relating to any such property, except as set forth in Schedule 3.3(a)(ii); (iii) has received all approvals of Governmental Entities (including licenses) required in connection with the ownership or operation thereof and has been operated and maintained in accordance with applicable laws, rules and regulations; and (iv) is not subject to any lease, sublease, license, concession, or other agreement, written or oral, granting to any party or parties the right of use or occupancy of any portion of any property or right of way. As of the Closing, each item of the Purchased Assets is in the working order and state of repair it was in on the date of this Agreement, ordinary wear and tear excepted.

Section 3.4     Required Consents.  Schedule 3.4 sets forth each agreement, contract or other instrument binding upon any Seller requiring a consent or other action by any person as a result of the execution, delivery and performance of this Agreement, unless such document can be assumed and assigned without such consent under the Bankruptcy Code, except such consents or actions as would not, individually or in the aggregate, have a material adverse effect on the Purchased Assets and Assumed Liabilities, taken together, or the Intended Business if not received or taken (the “Required Consents”).

Section 3.5     Material Contracts.  To the Trustee’s Knowledge on behalf of Sellers

(a)  except as set forth in Schedule 3.5(a), as of the date hereof, Sellers are not a party to or bound by:

(i)      any (A) lease for real property or (B) lease for personal property requiring aggregate payments after Closing of $100,000 or more;

(ii)     any agreement for the purchase by Sellers of materials, supplies, goods, services, equipment or other assets that has a term of at least one year or that requires aggregate payments after Closing of $100,000 or more;

(iii)    any agreement for the sale by Sellers of materials, supplies, goods, services, equipment or other assets that has a term of at least one year or that requires aggregate payments after Closing of $100,000 or more;

(iv)     any other agreement that requires aggregate payments after Closing of $25,000 or more;

(v)      any partnership, joint venture or other similar agreement or arrangement;

(vi)    any content license or distribution, marketing, agency or other similar agreement;

(vii)   any agreement with any investor or affiliate of any Seller other than agreements relating to their investment in any Seller;

(viii)  any agreement that limits the freedom of Sellers to compete in any line of business or with any person or in any area or to own, operate, sell, transfer, pledge or otherwise dispose of or encumber any Purchased Asset or which would so limit the freedom of Buyer after the Closing Date;

(ix)    any other agreement, commitment, arrangement or plan that is material to the Purchased Assets and the Assumed Liabilities, taken together, or the Intended Business.

(b)  except as set forth in Schedule 3.5(b), each agreement listed in Schedule 3.5(a) is a valid and binding agreement of Sellers and is in full force and effect, except as enforceability may be limited by any applicable bankruptcy, reorganization, insolvency or other laws affecting creditors’ rights generally or by general principles of equity, regardless of whether such enforceability is considered in equity or law, and none of Sellers or any other party thereto is in default or breach in any material respect under the terms of any such agreement, which would not be cured by the payment of the Cure Amount, and no event or circumstance has occurred that, with notice or lapse of time or both, would constitute any event of default thereunder. True and complete copies of each such agreement have been delivered to Buyer.

(c)  The agreements marked with an asterisk on Schedule 3.5(a) represent all of the material agreements of Sellers are or may be advantageous to the Intended Business. The cure amount, if any, for each such agreement is set forth next to such agreement on Schedule 3.5(a).

Section 3.6    Intellectual Property.  To the Trustee’s Knowledge on behalf of Sellers

(a) Schedule 3.6(a) contains a true and complete list of each trademark (including service marks and logos), corporate name, trade name, domain name, patent, subscriber list, registered copyright and any material third party computer software other than “shrink-wrap and similar widely-available binary code and commercial end-user licenses that are available for less than $5,000 (including any registrations or applications for registration of any of the foregoing) owned, licensed or used by Sellers as of the date hereof, which schedule indicates whether the right is owned or licensed and by which Seller and, if licensed, the name of the third party licensor (the “Scheduled Intellectual Property”). With respect to the Scheduled Intellectual Property, such schedule also specifies, to the extent applicable, (i) the jurisdictions in which such, rights are registered or in which an application for registration has been filed; (ii) the registration or application numbers; and (iii) with respect to the trademarks, the renewal dates.

(b) Other than “shrink-wrap” and similar widely-available binary code and commercial end-user licenses that are available for less than $5,000, Schedule 3.6(b) sets forth a list of all licenses, sublicenses and other agreements as to which Sellers are a party and pursuant to which any person is authorized to use any Intellectual Property Rights owned, licensed or used by Sellers.

(c) Sellers have good and marketable title to or a valid license to use all Intellectual Property Rights owned, licensed or used by Sellers, free and clear of any Lien. None of such Intellectual Property Rights has been adjudged invalid or unenforceable in whole or part, and all such Intellectual Property Rights are valid and enforceable. Sellers have taken reasonable steps in accordance with normal industry practice to maintain and protect the owned Intellectual Property Rights and their rights in the licensed Intellectual Property Rights, including payment of applicable maintenance fees and filing of applicable statements of use, except as has been agreed upon by the Sellers and Buyer with respect to certain applications outside the United States and Canada. Except as set forth in Schedule 3.6(c), the use by Sellers of the Scheduled Intellectual Property does not infringe, misappropriate or otherwise violate the rights of any other person and, no other person is infringing, misappropriating or otherwise violating any such Intellectual Property Rights.

(d) With respect to pending applications and applications for registration of the Scheduled Intellectual Property, Sellers and their affiliates are not aware of any reason that could reasonably be expected to prevent any such application or application for registration from being granted with coverage substantially equivalent to the latest amended version of the pending application or application for registration, except as set forth in Schedule 3.6(d). None of the trademarks and applications for trademarks included in the Scheduled Intellectual Property has been the subject of an opposition or cancellation procedure.

(e) Sellers have taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all confidential Intellectual Property Rights owned,

licensed or used by Sellers. None of the Scheduled Intellectual Property, the value of which is contingent upon maintaining the confidentiality thereof, has been disclosed other than (x) to employees, representatives and agents of Sellers all of whom are bound by written confidentiality agreements substantially in the form previously disclosed to Buyer and (y) to third parties bound by written confidentiality agents.

(f) The consummation of the transactions contemplated by this Agreement will not alter, impair or extinguish any Intellectual Property Rights owned, licensed or used by Sellers. Except as set forth in Schedule 3.6(f), there exist no restrictions on the disclosure, use or transfer of any such owned Intellectual Property Rights.

(g) Except as set forth in Schedule 3.6(g), none of Sellers has given an indemnity in connection with any Intellectual Property Rights to any person.

(h) Except as set forth in Schedule 3.6(h), none of Sellers and any of their affiliates has infringed, misappropriated or otherwise violated any Intellectual Property Rights of any third person. Except as set forth in Schedule 3.6(h), there is no material claim, action, suit, investigation or proceeding pending against, or threatened against or affecting, the Intended Business or the Purchased Assets or any present or former officer, director or employee (in their capacity as such) of Sellers (i) based upon, or challenging or seeking to deny or restrict, the rights of Sellers in any of the Intellectual Property Rights owned, licensed or used by Sellers, (ii) alleging that the use of any such Intellectual Property Rights or any services provided or processes used do or may infringe, misappropriate or otherwise violate any Intellectual Property Right of any third party or (iii) alleging that Sellers or any affiliate of Sellers infringed, misappropriated or otherwise violated any Intellectual Property Right of any third party.

Section 3.7    Litigation.  Schedule 3.7 contains an accurate list of all legal actions, suits and proceedings related to the Intended Business or the Purchased Assets pending as of the date hereof against any Seller. Except as described in Schedule 3.7, there is no action, suit, investigation or proceeding (or any basis therefor) pending against, or to the Trustee’s Knowledge on behalf of Sellers, threatened against or affecting, the Intended Business, any Purchased Asset before any court or arbitrator or any governmental body, agency or official which, individually or is the aggregate, could reasonably be expected to be material to the Purchased Assets and Assumed Liabilities, taken together, or the Intended Business, or which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

Section 3.8    Compliance with Laws and Court Orders.  Except as set forth in Schedule 3.8, Sellers are not in violation of and have not violated and, to the Trustee’s Knowledge on behalf of Sellers, are not under investigation with respect to and have not been threatened to be charged with or given notice of any violation of, any law, rule, regulation, judgment, injunction, order or decree applicable to the Intended Business or the Purchased Assets, except for violations that have not had and could not reasonably be expected to be material to the Purchased Asset and Assumed Liabilities, taken, together, or the Intended Business.

Section 3.9    Brokers and Finders.  Except as set forth in Schedule 3.9, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Sellers who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 3.10    Subsidiaries.  Napster has no subsidiaries other than Napster Music, Napster Mobile and Napster International, Ltd. Napster International, Ltd. is a shell company and has no assets or liabilities.

Section 3.11    No Warranties.  Except as expressly provided herein, neither Sellers nor any other Person makes any express or implied representation or warranty on behalf of Sellers. ALL WARRANTIES, EXPRESS OR IMPLIED, INCLUDING WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, ARE EXCLUDED FROM THE SALE AND TRANSFER OF THE PURCHASED ASSETS AND THE ASSUMED LIABILITIES. THE FOREGOING PROVISION DOES NOT AFFECT THE VALIDITY OF THE REPRESENTATIONS AND WARRANTIES PRIOR TO CLOSING, IT BEING THE INTENTION OF EACH OF THE PARTIES (SELLERS, ON THE ONE HAND, AND, BUYER, ON THE OTHER) THAT THE ACCURACY OF THE REPRESENTATIONS AND WARRANTIES IS A CONDITION TO THE OTHER PARTY’S OBLIGATIONS HEREUNDER.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Sellers as follows:

Section 4.1    Organization and Standing; Authority.  Buyer is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted. Buyer has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby to be consummated by Buyer. All corporate acts and other proceedings required to be taken by Buyer to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby to be consummated by Buyer have been duly and properly taken. This Agreement has been duly executed and delivered by Buyer and constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.

Section 4.2    No Conflicts; Consents.

(a) The execution and delivery of this Agreement by Buyer do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, modification or acceleration of any obligation under, any provision of (i) the certificate of incorporation or bylaws of Buyer or other comparable governing instruments of Buyer, as the case may be, or the comparable governing instruments of any subsidiary of Buyer or (ii) any judgment, injunction, order, decree, statute, law, ordinance, rule or regulation applicable to Buyer or its assets.

(b) No material consent, approval, grant, concession, agreement, franchise, license, permit, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to Buyer or its Affiliates in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (i) compliance with any notices, motions, orders or approvals required by the Bankruptcy Court or the Bankruptcy Code and the rules thereunder and (ii) those that may be required solely by reason of Sellers’ participation in the transactions contemplated hereby.

Section 4.3    Availability of Funds. Buyer has cash available sufficient to enable Buyer to purchase the Purchased Assets and otherwise consummate the transactions contemplated by this Agreement in a timely manner.

Section 4.4    Brokers and Finders. Except as set forth in Schedule 4.4, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Buyer who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 4.5    Payments. Neither Buyer, nor any Affiliate of Buyer, nor any officer, director, employee or agent thereof, has, directly or indirectly, paid or delivered, offered to pay or deliver, or agreed to pay or deliver any fee, commission or other sum of money or item of property, however characterized, to any person which is now or was previously an affiliate or insider (as those terms are defined in the Bankruptcy Code) of any Seller.

Section 4.6    No Warranties. Except as expressly provided herein, neither Buyer nor any other Person makes any express or implied representation or warranty on behalf of Buyer. THE FOREGOING PROVISION DOES NOT AFFECT THE VALIDITY OF THE REPRESENTATIONS AND WARRANTIES PRIOR TO CLOSING, IT BEING THE INTENTION OF EACH OF THE PARTIES (SELLERS, ON THE ONE HAND, AND, BUYER, ON THE OTHER) THAT THE ACCURACY OF THE REPRESENTATIONS AND WARRANTIES IS A CONDITION TO THE OTHER PARTY’S OBLIGATIONS HEREUNDER.

Section 4.7    Actions and Proceedings, etc. There are no (a) outstanding judgments, orders, injunctions or decrees of any Governmental Entity or arbitration tribunal against Buyer or any of its respective Affiliates, (b) lawsuits, actions or proceedings pending or, to the knowledge of Buyer, threatened against Buyer or any of its Affiliates, or (c) investigations by any Governmental Entity which are, to the knowledge of Buyer, pending or threatened against Buyer or any of its Affiliates, and which, in the case of each of clauses (a), (b) and (c), have a material adverse effect on the ability of Buyer to consummate the transactions contemplated hereby to be consummated by Buyer.

ARTICLE 5
COVENANTS OF SELLERS

Sellers jointly and severally agree that:

Section 5.1    Conduct of the Intended Business. From the date hereof until the Closing Date, subject to the requirements and restrictions of the Bankruptcy Court proceedings and to the fact that the Intended Business conducted by the Sellers is currently not in operation, Sellers shall use their best efforts to preserve the Purchased Assets.

Section 5.2    Access to Information; Assistance.

(a) From the date hereof until the Closing Date, Sellers will (i) give Buyer, its counsel, financial advisors, auditors and other authorized representatives access to the offices, properties, books and records of Sellers relating to the Intended Business or the Purchased Assets, (ii) furnish to Buyer, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to the Intended Business or the Purchased Assets as such Persons may reasonably request, if such access would not constitute a waiver of the attorney client privilege, and (iii) instruct the agents, counsel and financial advisors of Sellers to cooperate with Buyer in its investigation of the Intended Business. In addition, Sellers will ensure that all equipment and machinery containing the Purchased Assets shall remain available to Buyer for ten days after the Closing. Any investigation pursuant to this Section 5.2 shall be conducted in such manner as not to interfere unreasonably with the conduct of the Sellers. No investigation by Buyer or other information received by Buyer shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Sellers under this Agreement. Notwithstanding the foregoing, Buyer shall not have access to personnel records of Sellers relating to individual performance or evaluation records, medical histories or other information which in Sellers’ good faith opinion is sensitive or the disclosure of which could subject Sellers to risk of liability. Prior to the Closing Sellers (i) shall use their best efforts to provide demonstrations of technology and (ii) shall provide to Buyer at least 100 man hours of service prior to November 25, 2002, including without limitation, the assistance in backing up or duplicating technology and other data.

(b) After the Closing, the Trustee will hold, and will use his commercially reasonable efforts to cause his respective officers, directors, employees, accountants, counsel, consultants, advisers and agents to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law, all confidential documents and information concerning the Intended Business, except to the extent that (i) such information can be shown to have been in the public domain through no fault of Sellers or their Affiliates or (ii) later lawfully acquired on a nonconfidential basis by Sellers or their Affiliates from sources other than those related to their prior ownership of the Purchased Assets or the Intended Business. In addition, the Trustee and Sellers agree to cooperate with Buyer in Buyer’s enforcement of nondisclosure agreements with respect to the Purchased Assets transferred to Buyer hereunder, provided that Buyer shall reimburse reasonable costs in connection with such enforcement.

Section 5.3    Notices of Certain Events.

(a) Sellers shall promptly notify Buyer of:

(i)   any notice or communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(ii)  any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement;

(iii) any actions, suits, claims, investigations or proceedings commenced or, to the Trustee’s Knowledge on behalf of Sellers, threatened against, relating to or involving or otherwise affecting any Seller or the Purchased Assets or the Assumed Liabilities, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.7, that relate to the consummation of the transactions contemplated by this Agreement; and

(iv) the damage or destruction by fire or other casualty of any material Purchased Asset or any material part thereof or if any material Purchased Asset or any material part thereof becomes the subject of any proceeding or, to the Trustee’s Knowledge on behalf of Sellers, threatened proceeding, for the taking thereof or any part thereof or of any right relating thereto by condemnation, eminent domain or other similar governmental action.

(b) Sellers shall promptly notify Buyer of, and furnish Buyer any information which Buyer may reasonably request with respect to, the occurrence to the Trustee’s Knowledge on behalf of Sellers of any event or condition or the existence to the Trustee’s Knowledge on behalf of Sellers of any fact that would cause any of the conditions to Buyer’s obligations to consummate the purchase and sale of the Purchased Assets not to be fulfilled. If between the date hereof and the Closing Date, any of the matters referenced in Section 5.3(a)(iv) shall have occurred, then Sellers, at their option, shall either repair any damage or casualty at its expense or deliver to Buyer on the Closing Date any insurance proceeds (including but not limited to condemnation insurance proceeds), or rights to receive insurance proceeds, with respect thereto or the Purchase Price shall be reduced by such amount.

Section 5.4    Bankruptcy Court Approval.

(a) On November 5, 2002 Sellers filed a motion seeking the approval of sale procedures (the “Sale Procedures Motion”). Sellers shall pursue the Sale Procedures Motion and seek entry of the order therein in the form attached hereto as Exhibit D (the “Sale Procedures Order”) on the grounds that, inter alia, the New DIP Loan provided by Buyer has preserved the value of Sellers’ assets and the negotiation of the Agreement by Buyer and its offer for the Purchased Assets will maximize the value to be obtained from the Purchased Assets.

(b) As soon as practicable after execution of this Agreement, Sellers shall file with the Bankruptcy Court an application or motion (the “Sale Motion”) (reasonably satisfactory in form and substance to Buyer) on shortened time seeking:

(i) approval of all transactions contemplated under the Agreement on the terms contained herein and the performance of Sellers of their obligations under the Agreement, including without limitation the sale, transfer, assignment, conveyance and delivery of the Purchased Assets to Buyer (or its successors or permitted assigns) free and clear of all Liens (except for the Permitted Liens);

(ii)   approval of the Sellers’ assumption and assignment of all of the Assumed Contracts to Buyer;

(iii)  approval of the Breakup Fee on the grounds that, inter alia, the New DIP Loan provided by Buyer has preserved the value of the Sellers’ assets and the negotiation of the Agreement by Buyer and its offer for the Purchased Assets will maximize the value to be obtained from the Purchased Assets; and

(iv)  entry of the Sale Order.

(c) Provided that Buyer has provided a list of the Assumed Contracts pursuant to Section 6.6, not less than twelve (12) days prior to the hearing on the Sale Motion or on any such date agreed in writing by Buyer, Sellers shall provide written notice to each of the non-Seller parties to each Assumed Contract of their intent to assume and assign such Assumed Contracts (including any Cure Amounts) to Buyer.

(d) Sellers further agree to promptly take such actions as are reasonably requested by Buyer to assist in obtaining Bankruptcy Court approval of the Agreement and entry of the Sale Order, including without limitation furnishing affidavits, declarations or other documents or information for filing with the Bankruptcy Court.

Section 5.5    Permits. Prior to the Closing Date, each Seller shall use its commercially reasonable efforts (i) to identify all material permits necessary to transfer the Purchased Assets on the Closing Date and necessary to operate the Intended Business from and after the Closing Date and (ii) to obtain consents to the transfer of such material permits which are transferable to Buyer at or prior to Closing. Prior to and after the Closing, each Seller shall cooperate with Buyer with respect to the transfer of all material permits.

Section 5.6    Cure Amounts. Unless the Bankruptcy Court orders otherwise, promptly after the Closing Sellers shall pay all amounts, as determined by the Bankruptcy Court, required under Section 365 of the Bankruptcy Code to cure any and all defaults under the Assumed Contracts and to compensate the parties to the Assumed Contracts for any actual pecuniary losses resulting from such defaults (the “Cure Amount”), which amounts shall be advanced by Buyer to Sellers for such payment.

Section 5.7    Name Changes. Promptly, but in no event later than 30 days, after the Closing, Sellers jointly and severally agree (a) to change the name of each Seller to some other name not using the word “Napster” and (b) after the Closing, until papers are duly filed with the applicable Secretaries of State to effect such name changes, not to use the name of any Seller in any way for the purpose of selling or marketing any product or service or otherwise in any manner which does or might compete with Buyer or, in any other way which, in the Buyer’s reasonable judgment, could be detrimental to Buyer’s enjoyment of the rights and goodwill it sought when it paid for and acquired the assets of Sellers, except as expressly agreed by Buyer in its sole discretion.

ARTICLE 6
COVENANTS OF BUYER

Buyer agrees that:

Section 6.1    Confidentiality. Prior to the Closing Date and after any termination of this Agreement, Buyer and its Affiliates will hold, and will use their commercially reasonable efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless legally compelled to disclose under subpoena or order of any court or regulatory authority of competent jurisdiction and is advised by counsel to do so, any confidential documents and information concerning the Intended Business and the Purchased Assets Sellers furnished to Buyer or its Affiliates in connection with the transactions contemplated by this Agreement, except to the extent that such information can be shown to have been (i) previously known on a nonconfidential basis by Buyer or its Affiliates, (ii) in the public domain through no fault of Buyer or its Affiliates or (iii) later lawfully acquired by Buyer from sources other than Sellers; provided that Buyer may disclose such information to its officers, directors, employees, accountants, counsel, consultants, advisors and agents in connection with the transactions contemplated by this Agreement so long as such persons are informed by Buyer of the confidential nature of such information and are directed by Buyer to treat such information confidentially. The obligation of Buyer and its affiliates to hold any such information in confidence shall be satisfied if they utilize safeguards and a standard of care at least as stringent as the Sellers to preserve the confidentiality of their own confidential information. If this Agreement is terminated, the confidential information that is written, except for the portion that may be found in documents prepared by Buyer and its Affiliates, shall be returned to the Sellers immediately upon request, and no copies or reproductions shall be retained by Buyer and its Affiliates. That portion of the confidential information that is found in documents prepared by Buyer and its Affiliates, the confidential information that is oral and the confidential information that is not so requested or returned will be held by Buyer and its Affiliates and kept confidential pursuant to the terms of this Section 6.1 or destroyed. The complete and final return and destruction of the confidential information shall be confirmed by Buyer in writing to the Sellers. The delivery or destruction of the confidential information shall not relieve Buyer and its Affiliates of their obligations under this Section 6.1. After the Closing, Buyer shall continue to be subject to the confidentiality provisions of this Section 6.1 to the extent that Buyer has received from Sellers any information which relates to an Excluded Asset or Excluded Liability.

Section 6.2    No Additional Representations. Buyer acknowledges and agrees that none of Sellers nor any other Person has made any representation or warranty, expressed or implied, with respect to (i) the transactions contemplated hereby, (ii) Sellers or Sellers’ assets, liabilities or Intended Business, or (iii) the accuracy or completeness of any information regarding any Seller furnished or made available to Buyer and its representatives, except as expressly set forth in this Agreement.

Section 6.3    Supplemental Disclosure.  Buyer shall promptly after the occurrence thereof notify Sellers of, and furnish Sellers any information it may reasonably request with respect to, the occurrence to the knowledge of Buyer of any event or condition or the existence to Buyer’s knowledge of any fact that would cause any of the conditions to Sellers’ obligation to consummate the purchase and sale of the Purchased Assets not to be fulfilled.

Section 6.4    Assignment to Affiliate.  Prior to the Closing, upon not less than two (2) business days’ notice to Sellers, Buyer may assign to its Affiliate all of its rights under this Agreement and cause its Affiliate to assume all of the liabilities and obligations of Buyer under this Agreement. Any such assignment and assumption shall not relieve Buyer of its liabilities and obligations under this Agreement.

Section 6.5    Buyer’s Cooperation.  Buyer shall use its commercially reasonable efforts to cooperate in providing such information and evidence as is necessary to obtain the orders described in Section 5.4.

Section 6.6    Delivery of List of Assumed Contracts.  Buyer shall deliver to Sellers on or before November 15, 2002 a list of contracts Buyer has designated as the Assumed Contracts, provided that Buyer may remove contracts from that list at any time prior to the Closing.

ARTICLE 7
COVENANTS OF ALL PARTIES

Buyer and Sellers agree that:

Section 7.1    Commercially Reasonable Efforts; Further Assurances.

(a)  Subject to the terms and conditions of this Agreement, Buyer and Sellers will each use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable laws and regulations to consummate the transactions contemplated by this Agreement. Sellers and Buyer each agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement and to vest in Buyer good and marketable title to the Purchased Assets.

(b)  Sellers hereby constitute and appoint, effective as of the Closing Date, Buyer and its successors and assigns as the true and lawful attorney of Sellers with full power of substitution in the name of Buyer or in the name of each Seller, but for the benefit of Buyer (i) to collect for the account of Buyer any items of Purchased Assets and (ii) to institute and prosecute all proceedings which Buyer may in its sole discretion deem proper in order to assert or enforce any right, title or interest in, to or under the Purchased Assets, and to defend or compromise any and all actions, suits or proceedings in respect of the Purchased Assets. Buyer shall be entitled to retain for its own account any amounts collected pursuant to the foregoing powers, including any amounts payable as interest in respect thereof.

(c)  Subject to the terms and conditions of this Agreement, Buyer and Sellers will each use their commercially reasonable efforts to take all action and to do all things necessary, proper, or advisable to consummate and make effective the transactions contemplated by this Agreement (including without limitation Sellers’ use of their commercially reasonable efforts to file any and all necessary documents to transfer or assign the domain names with the applicable registrar of domain names) and to obtain approval and entry of the Sale Order.

Section 7.2    Certain Filings.  Sellers and Buyer shall cooperate with one another (a) in determining whether any action by or in respect of, or filing with, any Governmental Entity is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (b) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.

Section 7.3    Public Announcements.  The parties agree to consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except as may be required by applicable law or any listing agreement with any national securities exchange, will not issue any such press release or make any such public statement prior to such consultation.

Section 7.4    Post-Closing Access to Books and Records.  After the Closing Date, the parties agree that they will each cooperate with and make available to the other party, during normal business hours, all Books and Records, information (without substantial disruption of employment) retained and remaining in existence after the Closing Date which are necessary or useful in connection with any inquiry relating to Taxes or any audit, investigation or dispute, any litigation or investigation or any other matter requiring any such Books and Records, information or employees for any reasonable business purpose. The party requesting any such Books and Records, information shall bear all of the out-of-pocket costs and expenses (including, without limitation, attorneys’ fees, but excluding reimbursement for general overhead, salaries and employee benefits) reasonably incurred in connection with providing such Books and Records, information or employees. Sellers may require certain financial information relating to the Intended Business for periods prior to the Closing Date for the purpose of filing federal, state, local and foreign Tax Returns and other governmental reports, and Buyer agrees to furnish such information to Sellers at Sellers’ request and expense.

ARTICLE 8
TAX MATTERS

Section 8.1    Tax Matters.  Sellers hereby represent and warrant to Buyer that:

(a)  Sellers have timely paid all Taxes, and all interest and penalties due thereon, payable by it for the Pre-Closing Tax Period which will have been required to be paid on or prior to the Closing Date, the non-payment of which would result in a Lien on any Purchased Asset, would otherwise adversely affect the Intended Business or would result in Buyer becoming liable or responsible therefor.

(b)  Sellers have established, in accordance with generally accepted accounting principles applied on a basis consistent with that of preceding periods, adequate reserves for the payment of, and will timely pay all Tax liabilities, assessments, interest and penalties which arise from or with respect to the Purchased Assets or the operation of the Intended Business and are incurred in or attributable to the Pre-Closing Tax Period, the non-payment of which would result in a Lien on any Purchased Asset, would otherwise adversely affect the Intended Business or would result in Buyer becoming liable therefor.

(c)  At the Closing, Sellers shall provide a schedule reflecting accrued and unpaid real and personal property Taxes on all Purchased Assets using a ratable daily accrual method. Sellers will furnish Buyer with an analysis of this amount itemized by property and jurisdiction.

Section 8.2    Tax Cooperation; Allocation of Taxes.

(a)  Buyer and Sellers agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Purchased Assets and the Intended Business as is reasonably necessary for the filing of all Tax returns, and making of any election related to Taxes, the preparation for any audit by any taxing authority, and the prosecution or defense of any claim, suit or proceeding relating to any Tax return. Sellers and Buyer shall cooperate with each other in the conduct of any audit or other proceeding related to Taxes involving the Intended Business and each shall execute and deliver such documents as are necessary to carry out the intent of this paragraph (a) of Section 8.2.

(b)  All Apportioned Obligations shall be apportioned between Sellers and Buyer as of the Closing Date based on the number of days of such taxable period included in the Pre-Closing Tax Period and the number of days of such taxable period included in the Post-Closing Tax Period. Sellers shall be liable for the proportionate amount of such taxes that is attributable to the Pre-Closing Tax Period, and Buyer shall be liable for the proportionate amount of such taxes that is attributable to the Post-Closing Tax Period.

Within 90 days after the Closing, Sellers and Buyer shall each present a statement to the other setting forth the amount of reimbursement to which each is entitled under this Section 8.2(b) together with such supporting evidence as is reasonably necessary to calculate the proration amount. The proration amount shall be paid by the party owing it to the other within 10 days after delivery of such statement. Thereafter, Sellers shall notify Buyer upon receipt of any bill for real or personal property taxes relating to the Purchased Assets, part or all of which is attributable to the Post-Closing Tax Period, and shall promptly deliver such bill to Buyer, who shall pay the same to the appropriate taxing authority, provided that if such bill covers the Pre-Closing Tax Period, Sellers shall also remit prior to the due date of assessment to Buyer, payment for the proportionate amount of such bill that is attributable to the Pre-Closing Tax Period. If either Sellers or Buyer shall thereafter make a payment for which it is entitled to reimbursement under this Section 8.2(b), the other party shall make such reimbursement promptly but in no event later than 30 days after the presentation of a statement setting forth the amount of reimbursement to which the presenting party is entitled along with such supporting evidence as is reasonably necessary to calculate the amount of reimbursement. Any payment required under this Section and not made within 10 days of delivery of the statement shall bear interest at the rate per annum determined, from time to time, under the provisions of Section

6621(a)(2) of the IRC for each day until paid.

(c)  Any transfer, documentary, sales, use or other Taxes assessed upon or with respect to the transfer of the Purchased Assets to Buyer and any recording or filing fees with respect thereto shall be paid by Seller.

Section 8.3    Transfer Taxes.  In accordance with section 1146(c) of the Bankruptcy Code, the making or delivery of any instrument of transfer, including the filing of any deed or other document of transfer to evidence, effectuate or perfect the rights, transfer and interest contemplated by this Agreement, shall be in contemplation of a plan or plans of reorganization to be confirmed in the Bankruptcy Case, and as such shall be free and clear of any and all transfer tax, stamp tax or similar taxes. The instruments transferring the Assets to Buyer shall contain the following endorsement:

“Because this [instrument] has been authorized pursuant to Order of the United States Bankruptcy Court for the District of Delaware, in contemplation of a plan of reorganization of the Grantor, it is exempt from transfer taxes, stamp taxes or similar taxes pursuant to 11 U.S.C. §1146(c).”

In the event real estate transfer taxes are required to be paid in order to record the deeds to be delivered to Buyer in accordance herewith, or in the event any such taxes are assessed at any time thereafter, such real estate transfer taxes incurred as a result of the transactions contemplated hereby shall be paid by Sellers. In the event sales, use or other transfer taxes are assessed at Closing or at any time thereafter on the transfer of any other Assets, such taxes incurred as a result of the transactions contemplated hereby shall be paid by Sellers.

Section 8.4    Tax Payments Made by Buyer.  Any payments made by Buyer for which it is entitled to reimbursement under Section 8.2(b) and Section 8.3 of this Agreement shall constitute allowed superpriority administrative expense claims against the Sellers estates with priority over any and all administrative expenses of the kind specified in Bankruptcy Code Sections 503(b) and 507(b).

ARTICLE 9
CONDITIONS TO CLOSING

Section 9.1    Conditions to Buyer’s Obligations.  The obligation of Buyer to consummate the Closing is subject to the satisfaction (or waiver by Buyer, without further notice to parties in interest or approval by the Bankruptcy Court) of the following conditions:

(a)  The representations and warranties of Sellers made in this Agreement shall be true and correct in all material respects as of the Closing Date as though made as of such time, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all material respects on and as of such earlier date). Sellers shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Sellers by the Closing Date. Sellers shall have delivered to Buyer a certificate dated the Closing Date confirming the foregoing.

(b)  No provision of any applicable statute, rule, regulation, executive order, decree, temporary restraining order, judgment, preliminary or permanent injunction or other order enacted, entered, promulgated, enforced or issued by any Governmental Entity shall be in effect that (x) prevents the sale and purchase of the Purchased Assets or any of the other transactions contemplated by this Agreement, (y) would adversely affect or interfere with the operation of the Intended Business previously conducted after the Closing, or (z) would require Buyer or any of its Affiliates to sell or otherwise dispose of, hold separate or otherwise divest itself of, or operate in any particular manner, any of the Purchased Assets or any of the assets, properties or business of Buyer or any of its Affiliates.

(c)  There shall not be pending or threatened by any Governmental Entity any suit, action or proceeding, (i) challenging or seeking to restrain, prohibit, alter or materially delay the sale and purchase of the Purchased Assets or any of the other transactions contemplated by this Agreement, or seeking to obtain from Buyer or any of its Affiliates in connection with the sale and purchase of the Purchased Assets any material damages or (ii) seeking to prohibit Buyer or any of its Affiliates from effectively controlling or operating a material portion of the Intended Business or the Purchased Assets.

(d)  Sellers shall have received all Required Consents as set forth in Schedule 3.4.

(e)  The Bankruptcy Court shall have entered the Sale Order and the Sale Order shall not have been modified, amended or stayed, except as agreed to by Buyer, and shall have become a Final Order.

(f)  The Intellectual Property Rights shall be transferred to the Buyer, and upon Closing shall be free and clear of all interests of any kind or nature whatsoever including without limitation any interest of John Fanning in the Assigned Intellectual Property.

(g)  All documentation that is necessary to transfer and assign to Buyer the Intellectual Property Rights or to perfect and record such transfer and assignment shall have been delivered to Buyer.

Section 9.2    Conditions to Obligation of Sellers.  The obligation of Sellers to consummate the Closing is subject to the satisfaction (or waiver by Sellers, without further notice to parties in interest or approval by the Bankruptcy Court) of the following conditions:

(a)  The representations and warranties of Buyer made in this Agreement shall be true and correct as of the Closing Date as though made as of such time, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all material respects on and as of such earlier date). Buyer shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Buyer by the Closing Date. Buyer shall have delivered to Sellers a certificate dated the Closing Date and signed by the chief financial officer of Buyer confirming the foregoing and certifying the resolutions of Buyer’s Board of Directors approving the transactions contemplated hereunder.

(b) No provision of any applicable statute, rule, regulation, executive order, decree, temporary restraining order, judgment, preliminary or permanent injunction or other order enacted, entered, promulgated, enforced or issued by any Governmental Entity shall be in effect that prevents the sale and purchase of the Purchased Assets or any of the transactions contemplated by this Agreement.

(c) There shall not be pending or threatened by any Governmental Entity any suit, action or proceeding, (i) challenging or seeking to restrain, prohibit, alter or materially delay the sale and purchase of the Purchased Assets or any of the other transactions contemplated by this Agreement or seeking to obtain from Sellers in connection with the sale and purchase of the Purchased Assets any material damages.

(d) The Bankruptcy Court shall have entered the Sale Order and the Sale Order shall not have been modified, amended or stayed, except as agreed to by Sellers, and shall have become a Final Order.

Section 9.3    Frustration of Conditions.  Neither Buyer nor Sellers may rely on the failure of any condition set forth in Section 9.1 or 9.2, respectively, to be satisfied if such failure was caused by such party’s failure to act in good faith or to use its reasonable efforts to cause the Closing to occur, as provided in this Agreement.

ARTICLE 10
SURVIVAL

Section 10.1    Survival.  The covenants, agreements, representations and warranties of Sellers and Buyer hereto contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall not survive the Closing except for the covenants and agreements contained herein which contemplate or specifically provide for performance after the Closing Date.

ARTICLE 11
TERMINATION

Section 11.1    Grounds for Termination.  This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of Sellers and Buyer;

(b) by either Sellers or Buyer if the Closing shall not have been consummated on or before December 31, 2002;

(c) by either Sellers or Buyer if there shall be any law or regulation that makes the consummation of the transactions contemplated hereby illegal or otherwise prohibited or if consummation of the transactions contemplated hereby would violate any nonappealable final order, decree or judgment of any court or governmental body having competent jurisdiction;

(d) by Buyer if (i) there is the entry of an order, which has not been withdrawn, dismissed or reversed dismissing the Bankruptcy Case or converting the Bankruptcy Case to a case under Chapter 7 of the Bankruptcy Code, (ii) Sellers file a motion, application or other petition to effect or consent to the foregoing or (iii) there is an Event of Default under the New DIP Loan;

(e) by Buyer if the Sale Order shall not have been entered on or prior to December 6, 2002;

(f) if the Bankruptcy Court shall have approved the sale of any or all of the Purchased Assets to a Person other than Buyer; and

(g) by Buyer if the Sales Procedure Order shall not have been entered on or prior to November 20, 2002.

The party desiring to terminate this Agreement pursuant to clauses (b), (c), (d), (e), (f), or (g) shall give notice of such termination to the other parties.

Section 11.2    Effect of Termination.  If this Agreement is terminated as permitted by Section 11.1, such termination shall be without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party to this Agreement; provided that if such termination shall result from the willful failure of any party to fulfill a condition to the performance of the obligations of another party, failure to perform a covenant of this Agreement or breach by any party to this Agreement of any representation or warranty or agreement contained herein, such failing or breaching party shall be fully liable for any and all losses incurred or suffered by the other party as a result of such failure or breach; and provided further that if this Agreement is terminated pursuant to Section 11.1(f) as a result of the Bankruptcy Court’s approval of the sale of any or all of the Purchased Assets to another Person, Sellers shall jointly and severally pay Buyer the Breakup Fee. The provisions of Sections 5.2, 6.1, 11.2, 13.3, 13.4 and 13.5 shall survive any termination hereof pursuant to Section 11.1.

ARTICLE 12
MISCELLANEOUS

Section 12.1    Notices.   All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand, sent by confirmed fax or sent, postage prepaid, by registered, certified or express mail or reputable overnight courier service and shall be deemed given when so delivered by hand, confirmed faxed or if mailed, three days after mailing (one business day in the case of express mail or overnight courier service), as follows (or to such other address or telecopy number as the applicable party shall have notified the other parties in writing in accordance with this Section):

if to Buyer, to:

Roxio, Inc.
455 El Camino Real
Santa Clara, CA 95050
Attention:  William E. Growney, Jr. Esq.
Fax:  (408) 367-2913

with a copy to:

O’Melveny & Myers LLP
610 Newport Center Drive, 17th Floor
Newport Beach, CA 92660
Attention:  Suzzanne Uhland, Esq.
Fax:  (949) 823-6994

if to Sellers, to:

Hobart G. Truesdell, as Chapter 11 Trustee
Walker, Truesdell, Radick & Associates
380 Lexington Avenue, Suite 1514
New York, NY 10168
Fax:  (212) 687-0994

with a copy to:

Morrison & Foerster LLP
1290 Avenue of the Americas
New York, New York 10104-0050
Attention:  John R. Hempill
Fax:  (212) 468-7900

and

Official Committee of Unsecured Creditors

Greenberg Traurig, LLP
200 Park Avenue
New York, New York 10166
Attention: Rick B. Antonoff, Esq.
Fax: (212) 801-6400

Section 12.2    Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived prior to the Closing Date if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 12.3    Fees and Expenses.

(a) Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b) Sellers shall pay (i) all fees or commissions of any investment banker, broker or finder retained by it that has acted for Sellers in connection with this Agreement or the transactions contemplated hereby and (ii) the Breakup Fee if this Agreement is terminated pursuant to Section 11.1(f) as contemplated by Section 11.2.

(c) Buyer shall pay all fees or commissions of any investment banker, broker or finder retained by it that has acted for Buyer in connection with this Agreement or the transactions contemplated hereby.

Section 12.4    Successors and Assigns.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto except that, pursuant to Section 6.4, Buyer may transfer or assign, in whole or from time to time in part, to its Affiliate, the right to purchase all or a portion of the Purchased Assets, but no such transfer or assignment will relieve Buyer of its obligations hereunder.

Section 12.5    Governing Law.  This Agreement shall be governed by and construed in accordance with the law of the State of California, without regard to the conflicts of law rules of such state.

Section 12.6    Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other parties hereto.

Section 12.7    Entire Agreement; Third Party Beneficiaries.  This Agreement, and the documents referred to herein and therein constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, between the parties with respect to such subject matter. No representation, inducement, promise, understanding, condition or warranty not set forth herein has been made or relied upon by any party hereto. Neither this Agreement nor any provision hereof is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 12.8    Captions.  The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

Section 12.9    Severability.  If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other Persons or circumstances.

Section 12.10    Consent to Jurisdiction.  Each party hereto irrevocably submits to the non-exclusive jurisdiction of the United States Bankruptcy Court for the District of Delaware for the purposes of any action, suit or other proceeding arising out of or related to this Agreement, or any transaction contemplated hereby but for no other purpose. Each party hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the Bankruptcy Court, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

Section 12.11    WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT, ANY OTHER DOCUMENT REFERRED TO HEREIN OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

BUYER: ROXIO, INC.

By:	/s/ THOMAS J. SHEA
Thomas J. Shea Chief Operating Officer

SELLERS:

By:	/s/ HOBART G. TRUESDELL
Hobart G. Truesdell Chapter 11 Trustee for Napster, Inc.; Napster Music Company, Inc. and Napster Mobile Company, Inc.

S-1

The exhibits and schedules have been omitted and will be provided supplementally to the Commission upon request.